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03015461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-37193

RECEIVED MAR 28 2003 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14755 Preston Road, Suite 424
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura L. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive V.P.

Title

Notary Public

DANA JUERGENSEN
Notary Public, State of Texas
My Commission Expires
July 19, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRIEDMAN, LUZZATTO & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

FRIEDMAN, LUZZATTO & CO.

CONTENTS

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 142,708
Clearing deposit	25,000
Prepaid expenses	165
Deferred income tax benefit	37,315
Receivable from Internal Revenue Service	64,556
Other assets	6,371
	$ 276,115

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 1,130
Accrued expenses	2,466
	3,596
Stockholders' equity:	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	117,499
Total stockholders' equity	272,519
	$ 276,115

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Placement fee and advisory fee income	$ 202,739
Interest income	28,193
	230,932
Expenses:	
Direct transaction expense and fees	10,920
Salaries and commissions	238,978
Administrative expenses	205,000
Clearance paid to other brokers	8,089
Regulatory fees and expenses	14,200
Interest expense	28,188
Other operating expenses	4,522
	509,897
Net income (loss) before income taxes	(278,965)
Income tax benefit	83,711
Net income (loss)	$ (195,254)

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 12	$ 1,000	$ 154,008	$ 312,753	$ 467,773
Net income (loss)	--	--	--	(195,254)	(195,254)
Balance at December 31, 2002	$ 12	$ 1,000	$ 154,008	$ 117,499	$ 272,519

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at January 1, 2002	$ --
Increases	--
Decreases	--
Balance at December 31, 2002	$ --

The accompanying notes are an integral part of these financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (195,254)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in receivable from broker-dealers	13,742
(Increase) decrease in prepaid expenses	(165)
(Increase) decrease in securities and other negotiable assets	1,015,382
(Increase) decrease in deferred income tax benefit	(37,315)
(Increase) decrease in receivable from the Internal Revenue Service	(64,556)
Increase (decrease) in accounts payable	(56,012)
Increase (decrease) in due to broker and dealer	(1,001,819)
Increase (decrease) in income taxes payable	(5,200)
Increase (decrease) in payroll and payroll taxes	1,115
Net cash provided (used) by operating activities	(330,082)
Cash flows from investing activities:	--
Cash flows from financing activities:	--
Net increase (decrease) in cash and cash equivalents	(330,082)
Cash and cash equivalents at beginning of year	472,790
Cash and cash equivalents at end of year	$ 142,708

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ 28,188
Income taxes	$ 23,359

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

The common stock of Friedman, Luzzatto & Co. (the "Company") is owned 51% by women and 49% by Carlyle Capital Markets, Inc. ("Carlyle").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i).

The Company provides municipal bond underwriting and financial advisory services to state and local governments nationwide, and placement services for municipal equipment lease issues.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences are detailed in Note 6. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 2 - Related Party

Carlyle provides the Company with ancillary administrative services and office space. The Company paid $205,000 for rent and services during 2002.

During 2002, the Company earned placement and financial advisor fees of $177,539 from programs in which Carlyle acted as corporate lessor.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $161,412 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .02 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2002, $12,900 of cumulative dividends are in arrears on Series B Preferred Stock ($55.36 per share).

Note 6 - Federal Income Taxes

The (provision) benefit for income tax was composed of the following:

Current:	
Federal	$ 58,986
State	(12,590)
	46,396
Deferred:	
Federal	37,315
	$ 83,711

Reconciliation of net income at expected federal income tax rates to current income tax benefit is as follows:

Expected federal income tax (expense) benefit	$ 86,301
Effect of exempt interest income	10,000
Expected state income tax (expense) benefit	(12,590)
	$ 83,711

As of December 31, 2002, the Company had a net operating loss of $109,750 available to carry forward through 2022 resulting in an income tax benefit of $37,315.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Clearing Deposit

Under the Company's clearing agreement with its clearing broker-dealer, the Company is required to maintain a deposit of $25,000 with the clearing broker-dealer.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances in financial institutions in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2002

Schedule I

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 272,519
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		272,519
Deductions and/or charges		
Non-allowable assets:		
Other assets and prepaid expenses	$ (6,536)	
Receivable from Internal Revenue Service	(64,556)	
Deferred income tax benefit	(37,315)	(108,407)
Net capital before haircuts on securities positions		164,112
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market mutual funds		(2,700)
Net capital		$ 161,412

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 3,596
Total aggregate indebtedness	$ 3,596

Schedule I (continued)

FRIEDMAN, LUZZATTO & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 240
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 61,412
Excess net capital at 1000%	$ 161,052
Ratio: Aggregate indebtedness to net capital	.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FRIEDMAN, LUZZATTO & CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Clearing broker and dealer: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements and supplemental information of Friedman, Luzzatto & Co. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
March 14, 2003